UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          Imclone Systems Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    45245W109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 23, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  5,241,201

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  5,241,201

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,241,201

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.9%

14       TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  5,241,201

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  5,241,201

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,241,201

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.9%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  900,800

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  900,800

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  900,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.2%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  4,040,401

8        SHARED VOTING POWER
                  300,000

9        SOLE DISPOSITIVE POWER
                  4,040,401

10       SHARED DISPOSITIVE POWER
                  300,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,340,401

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.8%

14       TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Dixon Guarantor LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  300,000

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  300,000

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  300,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4%

14       TYPE OF REPORTING PERSON
                  OO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  /./

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  13,000

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  13,000

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0002%

14       TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Schedule 13D relates to the common shares, $.001 par value (the "Shares"), of Imclone Systems Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 180 Varick Street, New York, New York 10014.


Item 2.  Identity and Background

     The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), High River Limited Partnership, a Delaware limited partnership ("High River"), Icahn & Co., Inc., a Delaware corporation ("Icahn & Co."), Dixon Guarantor LLC, a Delaware limited liability company ("Dixon", and collectively with Barberry, High River and Icahn & Co., the "Icahn Entities"), Carl C. Icahn, a citizen of the United States of America (Mr. Icahn collectively with the Icahn Entities, the "Icahn Group") and Gail Golden, a citizen of the United States of America, the spouse of Icahn (Ms. Golden collectively with the Icahn Group, the "Registrants"). The principal business address and the address of the principal office of (i) High River, Barberry and Dixon is 100 South Bedford Road, Mount Kisco, New York 10549, (ii) Mr. Icahn and Ms. Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, and (iii) Icahn & Co. is One Wall Street Court, Suite 980, New York, New York 10005.

     Barberry is the general partner of High River and the sole shareholder of Icahn & Co. High River is the sole member of Dixon. Barberry is wholly-owned by Mr. Icahn. Mr. Icahn is also the sole director and executive officer of Barberry, holding positions of the Chairman of the Board, President and Secretary. As a result of Mr. Icahn's direct or indirect ownership of and position(s), as applicable, with the Icahn Entities, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Icahn Entities.

     Each of Barberry, High River and Dixon is primarily engaged in the business of holding and investing in securities. Icahn & Co. is primarily engaged in the securities brokerage business for the entities controlled by Mr. Icahn. Mr. Icahn's present principal occupation or employment is acting as the Chairman of the Board, President and the Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries LLC, a Delaware limited liability company ("ACF"). Starfire is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing and selling of railroad freight and tank cars. Gail Golden's present principal occupation or employment is acting as the Chief Executive Officer of Maupintour, LLC, a Delaware limited liability company ("Maupintour"), a tour operator indirectly wholly-owned by Mr. Icahn. Ms. Golden also acts as an officer of various other entities controlled by Mr. Icahn.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Icahn & Co., are set forth in Schedule A attached hereto.

     Except as set forth on Schedule B attached hereto, neither of the Registrants nor any of their executive officers, directors, managers or persons performing similar functions has, during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration

     As of the close of business on March 3, 2004, the aggregate purchase price of the 5,241,201 Shares owned by Icahn Group was $102,599,222.06 (excluding commissions), with the average price per Share being $19.58 (excluding commissions). The source of funding for the purchase of these Shares was general working capital of Icahn & Co., Inc. and High River. As of the close of business on March 3, 2004, the aggregate purchase price of the 13,000 Shares purchased by Ms. Golden was $399,152 (excluding commissions), with the average price per Share being $30.70 (excluding commissions). The source of funding for the purchase of these Shares were personal funds of Ms. Golden.


     Item 4. Purpose of Transaction

     The Registrants acquired the Shares for investment purposes believing them to be undervalued, and may acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, the Registrants may dispose of all or any portion of the Shares at any time or from time to time in the open market or otherwise.


     Item 5. Interest in Securities of the Issuer

     (a) As of the close of the business day on March 3, 2004, the Registrants may be deemed to beneficially own, in the aggregate, 5,254,201 Shares, representing approximately 7% of the Issuer's outstanding Shares (based upon the 74,959,472 Shares stated to be outstanding as of November 11, 2003 by the Issuer in the Issuer's Form 10Q/A filed with the Securities and Exchange Commission on November 13, 2003).

     (b) Each of Icahn & Co., High River, Dixon and Ms. Golden has sole voting power and sole dispositive power with regard to the 900,800 Shares, the 4,040,401 Shares, the 300,000 Shares and the 13,000 Shares, respectively. High River has shared voting power and shared dispositive power with regard to the 300,000 Shares directly beneficially owned by Dixon. Each of Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to all of the 5,241,201 Shares beneficially owned by Icahn Entities.

     Each of Barberry and Mr. Icahn, by virtue of their relationships to High River and Icahn & Co. (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of High River and Icahn & Co. directly and indirectly beneficially owns. Each of Mr. Icahn and Barberry disclaims beneficial ownership of such Shares for all other purposes. High River, by virtue of its relationships to Dixon (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Dixon directly beneficially owns. High River disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of its relationships to Ms. Golden (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Ms. Golden directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares.

     (c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.


                                                             No. of Shares                 Price
Name                            Date                         Purchased                     Per Share

High River                      1/15/04                        80,000                      41.3169

High River                      2/23/04                       215,907                      41.2056

High River                      2/24/04                        10,000                      41.4044

High River                      2/24/04                       155,401                      41.7009

High River                      2/25/04                         6,070                      42.25

High River                      2/26/04                       155,360                      42.6925

High River                      2/27/04                       649,810                      42.3771

High River                      3/01/04                       108,434                      42.8567

High River                      3/01/04                         6,100                      42.9967

High River                      3/02/04                       195,922                      43.1143

High River                      3/03/04                        46,497                      43.0522

Gail Golden                     1/21/04                           500                      41.42

Gail Golden                     1/21/04                           500                      41.50

Gail Golden                     2/25/04                         1,300                      43.89

Gail Golden                     2/25/04                           200                      43.90

Gail Golden                     2/25/04                           500                      43.87


     Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     None of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


     Item 7. Material to be Filed as Exhibits

     1 Joint Filing Agreement of the Registrants

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2004

BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP
By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


DIXON GUARANTOR LLC
By:      HIGH RIVER LIMITED PARTNERSHIP, Sole Member
         By:      BARBERRY CORP.,
                  General Partner


                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


ICAHN & CO., INC.


By:      /s/ Carl C. Icahn
Name: Carl C. Icahn
Title: President


/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN


            [Signature Page of Schedule 13D with respect to Imclone]

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value, of Imclone Systems Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 3rd day of March, 2004.

BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP
By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

DIXON GUARANTOR LLC
By:      HIGH RIVER LIMITED PARTNERSHIP, Sole Member
         By:      BARBERRY CORP.,
                  General Partner


                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory

ICAHN & CO., INC.


By:      /s/ Carl C. Icahn
Name: Carl C. Icahn
Title: President


/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN

                    [Signature Page of Joint Filing Agreement to Schedule 13D with respect to Imclone]

                                   SCHEDULE A

              DIRECTORS AND EXECUTIVE OFFICERS OF ICAHN & CO., INC.


     The following sets forth the name, position, and principal occupation of each director and executive officer of Icahn & Co., Inc. Each such person is a citizen of the United States of America. The business address of each director and officer is One Wall Street Court, Suite 980, New York, New York 10005, other than Mr. Icahn's and Ms. Golden's, whose business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Registrants' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of the Registrants own any Shares of the Issuer.

Directors             Officers
Carl C. Icahn         Carl C. Icahn - Chairman of the Board and President
Joseph D. Freilich    Richard T. Buonato - Vice President and Controller
                      Joseph D. Freilich - Secretary and Treasurer
                      Gail Golden - Assistant Secretary

                                   SCHEDULE B

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.